NEXA RESOURCES ANNOUNCES EARLY TENDER EXPIRATION AND RESULTS OF ITS OFFER TO PURCHASE A PORTION OF ITS NOTES DUE IN 2028

Luxembourg, April 12, 2024 - Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces today the early tender expiration and results of its previously announced offer to purchase for cash (the “2028 Tender Offer”). Pursuant to the offer to purchase dated April 1, 2024 (the “Offer to Purchase”), Nexa Resources offered to purchase for cash (i) any and all of its 5.375% senior unsecured guaranteed notes due 2027 (the “2027 Notes”) and (ii) up to a Maximum Payment Amount (as defined in the Offer to Purchase) of its outstanding 6.500% Notes due 2028 unconditionally and irrevocably guaranteed by the Guarantors (the “2028 Notes”). On April 5, 2024, Nexa announced the results of the tender offer for its 2027 Notes and on April 10, 2024, Nexa purchased 69.2% of the outstanding principal amount of its 2027 Notes.

As of 5:00pm (New York City time) today (the “2028 Early Tender Date”) according to information received from D.F. King & Co., Inc., the information and tender agent for the 2028 Tender Offer, (the “Tender and Information Agent”), US$247,185,000.00 of the principal amount outstanding of 2028 Notes were validly tendered, and not validly withdrawn. As of 5:00pm (New York City time), on April 12, 2024 (the “2028 Notes Withdrawal Deadline”), 2028 Notes validly tendered in the 2028 Tender Offer may no longer be withdrawn except in certain limited circumstances where additional withdrawal rights are required by law.

Because the aggregate purchase price of the 2028 Notes validly tendered and not validly withdrawn on or prior to the 2028 Early Tender Date (including Accrued Interest, as defined below) is expected to exceed the Maximum Payment Amount, Nexa Resources expects to accept the validly tendered 2028 Notes on a prorated basis according to the principal amount of such 2028 Notes, such that Nexa Resources spends the Maximum Payment Amount (including Accrued Interest). The principal amount of 2028 Notes tendered by a holder of 2028 Notes will be multiplied by the proration rate indicated below and then rounded down to the nearest US$1,000.00 increment. The Maximum Payment Amount to be spent by Nexa in the purchase of the 2028 Notes (including principal, premium and accrued interest) is US$103,051,943.46, which is (1) US$600.00 million less (2) the aggregate amount that holders of the 2027 Notes received for the 2027 Notes validly tendered and accepted for purchase pursuant to the 2027 Tender Offer, including the payment of any premiums, accrued interest and costs and expenses incurred in connection the tender offers.

The following table sets forth certain information relating to the 2028 Tender Offer, including the principal amount of 2028 Notes validly tendered and not validly withdrawn and accepted for purchase in the 2028 Tender Offer.

Title of Security	CUSIP	ISIN	Principal Amount Outstanding Prior to the 2028 Tender Offer	Principal Amount Validly Tendered and Not Validly Withdrawn at or Prior to the 2028 Early Tender Date	Principal Amount Accepted for Purchase	Proration Factor	2028 Total Consideration(1)
6.500% Notes due 2028	65290D AA1/ L67359 AA4	US65290DAA19/ USL67359AA48	US$500,000,000	US$247,185,000.00	US$99,499,000.00	32.3%	US$1,020.00

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(1) The amount to be paid for each US$1,000.00 principal amount of 2028 Notes validly tendered and accepted for purchase. The 2028 Total Consideration includes a 2028 Early Tender Payment of US$30.00 for each US$1,000.00 principal amount of 2028 Notes due to holders of 2028 Notes who validly tender 2028 Notes on or prior to the 2028 Early Tender Date.

Holders of 2028 Notes accepted for purchase in the 2028 Tender Offer will be eligible to receive the total consideration of US$1,020.00 per US$1,000.00 principal amount of 2028 Notes tendered (the “2028 Total Consideration”). 2028 Notes tendered and not accepted for purchase will be promptly returned to the tendering holders of 2028 Notes as described in the Offer to Purchase.

Although the 2028 Tender Offer is scheduled to expire at 5:00pm (New York City time), on April 29, 2024 (such date and time, as may be extended or earlier terminated by Nexa Resources), because the 2028 Tender Offer was fully subscribed as of the 2028 Early Tender Date, Nexa Resources does not expect to accept for purchase any 2028 Notes tendered after the 2028 Early Tender Date.

The settlement date of the 2028 Tender Offer will occur within one business day following the 2028 Early Expiration Date, on April 15, 2024, or as promptly as practicable thereafter (the “2028 Early Settlement Date”).

The 2028 Total Consideration will be paid together with accrued and unpaid interest on the 2028 Notes from the last interest payment date preceding the applicable 2028 Early Settlement Date to, but not including such 2028 Early Settlement Date (“Accrued Interest”). All 2028 Notes accepted for purchase in the 2028 Tender Offer will cease to accrue interest on the applicable 2028 Early Settlement Date, unless Nexa Resources defaults in the payment of amounts payable pursuant to the 2028 Tender Offer. All 2028 Notes not tendered or accepted for purchase shall continue to accrue interest.

Nexa Resources has engaged BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and Mizuho Securities USA LLC to act as the dealer managers (the “Dealer Managers”) in connection with the 2028 Tender Offer. The complete terms and conditions of the 2028 Tender Offer are described in the Offer to Purchase. Holders of 2028 Notes are strongly encouraged to carefully read the Offer to Purchase. Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at www.dfking.com/nexa or +1 (800) 859-8509 (U.S. toll free) and +1 (212) 269-5550 (collect) or by email to nexa@dfking.com. Questions regarding the terms of the 2028 Tender Offer may be directed to BBVA Securities Inc. by telephone at +1 (800) 422-8692 (toll free) or +1 (212) 728-2303 (collect), Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), HSBC Securities (USA) Inc. at +1 (888) 4722-456 (toll free) or +1 (212) 525-5552 (collect), J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), MUFG Securities Americas Inc. at +1 (877) 744-4532 (toll free) or +1 (212) 405-7481 (collect) and Mizuho Securities USA LLC at +1 (866) 271-7406 (toll free) or +1 (212) 205-7736 (collect).

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of acceptance of the Offer to Purchase. Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the 2028 Tender Offer, passed upon the merits or fairness of the 2028 Tender Offer or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About Nexa

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Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates four long-life mines, three of which are located in the Central Andes region of Peru, and one of which is located in the state of Minas Gerais in Brazil. Nexa is ramping up Aripuanã, its fifth mine, in the state of Mato Grosso in Brazil. Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is located in Cajamarquilla, Peru, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of mineral resource and mineral reserve estimates; timing of commencement of production; exploration potential and results; and the timing and receipt of necessary permits for future operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresouces.com

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